Filed by Alpine Electronics, Inc.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated June 21, 2018

June 20, 2018
To all parties concerned

Company Name:	Alpine Electronics, Inc.
Representative:	Nobuhiko Komeya
Representative Director and President
(Code: 6816, TSE 1st Section)
Inquiries:	Hitoshi Kajiwara, Managing Director, Administration
TEL:	+81-3-5499-8111

Notice Regarding Announcement of Alpine’s Views in Response to the Questions from Shareholders for Alpine’s 52nd Ordinary General Meeting of Shareholders

Alpine Electronics, Inc. (the “Company”) received questions in written forms (the “Shareholders’ Questions”) in advance to the 52nd ordinary general meeting of shareholders of the Company scheduled to be held on June 21, 2018 (the “Ordinary General Meeting of Shareholders”) from its shareholders Oasis Investments II Master Fund Ltd. (“Oasis”) and an individual shareholder (the “Individual Shareholder”) on June 12, 2018.
The Shareholders’ Questions principally contains questions relating to the share exchange agreement executed by Alps Electric Co., Ltd. and the Company as of July 27, 2017.

The Company would like to disclose the questions included in the Shareholders’ Questions and the Company’s views in response thereto as below with the aim to facilitating smooth procedures at the Ordinary General Meeting of Shareholders and fair information disclosure to all shareholders with respect to the Business Integration.
The Company will continue to earnestly take measures in order to appropriately provide information to all of the Company’s shareholders and investors going forward.

Please note that the questions in the Shareholders’ Questions stated below have been stated exactly as received (*), and the views of the Company in response thereto use the following abbreviations, etc. as appropriate.
(*) Please note that the Shareholders’ Questions which the Company received are in Japanese language only and the questions stated in below are translations which the Company prepared.
Abbreviation, etc.	Details
Alps Electric	Alps Electric Co., Ltd.
Companies	Collectively refers to the Company and Alps Electric.
Alps Logistics	ALPS LOGISTICS CO., LTD.
Share Exchange
The share exchange in which Alps Electric becomes the wholly owning parent company resulting from a share exchange and the Company becomes the wholly owned subsidiary company resulting from a share exchange.

Share Exchange Ratio	The share exchange ratio agreed by the Companies in the share exchange agreement for the Share Exchange.
Business Integration	The business integration between the Company and Alps Electric described in the Business Integration Press Release Dated July 27, 2017 (as defined in below).

Business Integration Press Release Dated July 27, 2017
“Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” dated July 27, 2017

Q&A Press Release Dated December 4, 2017	“The Company’s Views on the Business Integration Between Alpine Electronics Inc. and Alps Electric Co., Ltd. (Q&A)” dated December 4, 2017
Transaction Structure Amendment Press Release Dated February 27, 2018
“Notice Regarding Change to the Transaction Structure of the Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. and Change of the Name of the Holding Company (Partial Amendment to the Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Cancellation of the Company Split of Alps Electric Co., Ltd., Change of the Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” dated February 27, 2018

Examination Results Press Release Dated February 27, 2018
“Notice Regarding the Results of the Examination of the Impact that the Financial Forecasts Reflecting the Revisions to Full-Year Earnings Forecasts for Fiscal Year Ending March 31, 2018 Have on the Calculation of the Share Exchange Ratio” dated February 27, 2018

Opposing Opinion to Shareholder Proposals Press Release Dated May 9, 2018	“Notice Regarding Opinions of the Company’s Board of Directors on Shareholder Proposals” dated May 9, 2018
SMBC Nikko	SMBC Nikko Securities Inc.
Third-party Committee	The third-party committee comprising three members: Hideo Kojima, Shunsuke Teragaki, and Toshikazu Nakazawa.
DCF analysis	Discounted cash flow analysis.

1. Questions from Oasis and the Company’s Views in Response

No	Questions from Oasis	Views of the Company
1-1
The Company’s theoretical share price calculated using the share exchange ratio is significantly lower than the current share price.  Do the Company’s  management, directors, and the third-party committee still believe that the share exchange ratio is fair despite the fact that if the business integration goes ahead, it means that ordinary shareholders will incur a loss?

•       The Company believes that the Share Exchange Ratio is fair.

•       The Company believes that it is not appropriate to discuss the Share Exchange Ratio based only on the current share prices of the Companies. Rather, when calculating the Share Exchange Ratio, naturally, the intrinsic value (which was calculated based on average market share price analysis, comparable company analysis, and DCF analysis), the future revenue outlook, operating environment and other factors must also be taken into account.

•       The Company’s opinion on the appropriateness of the Share Exchange Ratio and a summary of the Third-party Committee’s report is as disclosed in the Business Integration Press Release Dated July 27, 2017, as well as the Q&A Press Release Dated December 4, 2017, the Transaction Structure Amendment Press Release Dated February 27, 2018, and the Opposing Opinion to Shareholder Proposals Press Release Dated May 9, 2018.

No	Questions from Oasis	Views of the Company
1-2-1
The Company’s theoretical share price calculated using the current share exchange ratio is low when compared to the price immediately after the announcement of the business integration, despite the fact that the Company’s share price significantly exceeded the planned value announced at the same time as the Company announced the business integration (the “Announced Planned Value”) due to two upward revisions.  This is believed to be due to the impact of the drop in share prices due to the poor business results of Alps Electric, but do the Company’s  management, directors, and the third-party committee believe that it is fair for the Company’s ordinary shareholders to have to bear the brunt of Alps Electric’s poor results?

•       The Share Exchange is based on the Company’s business judgment that it is essential not only for Alps Electric, but also for the Company’s future growth and increasing the Company’s enterprise value. The Company believes that it will also achieve greater growth after the Business Integration, as ALPS ALPINE.  Since Alps Electric’s shares constitute the consideration in the Business Integration, the Company believes that with the continued support of its shareholders, as shareholders of ALPS ALPINE, the shareholders will be able to enjoy synergistic benefits from the Business Integration.

•       The results of the examination of the effect of the upward revision of the Company’s results on the Share Exchange Ratio are as disclosed in the Examination Results Press Release Dated February 27, 2018.

•       The Company recognizes that the question includes comments regarding Alps Electric’s poor financial results from Oasis. In this regard, the Company would like to add that results for the fiscal year ended March 2018 were improved compared to the previous year for both Alps Electric and the Company.

1-2-2
Our understanding is that the Company’s management, directors, and the third-party committee were aware of the high growth in operating income of the Company in the fiscal year ended March 2018 and the fiscal year ending March 2019. Didn’t they think that the Company’s share price would have been valued higher if ordinary shareholders and the stock market had also been aware of the high income growth before the announcement of the business integration?  If yes, could you please provide an explanation of the basis for your decision of not announcing such growth?

•       The Company only came to know of the upward revision of financial results for the fiscal year ended March 2018 and the fiscal year ending March 2019 compared to the Company’s medium-term business plan announced on May 1, 2017 after the announcement of the Business Integration.  Accordingly, the Company was completely unaware of the upward revision of financial results at the time that the Business Integration was announced.

•       The Company believes that the two upward revisions to the Company’s financial results were made mainly because of the impact of exchange rates and higher than initially expected sales of navigation products for European vehicles in China. Neither of these factors could be reasonably foreseen at the time that the Business Integration was announced.

•       Furthermore, the upward revisions of earnings forecast were appropriately disclosed in a timely manner by the Company pursuant to the Tokyo Stock Exchange’s timely disclosure standards.

•       The question also touches on high operating income growth for the Company’s fiscal year ended March 2018 and fiscal year ending March 2019. In this regard, the Company would like to add that the Company’s operating income for the fiscal year ending March 2019 is expected to be decreased mainly due to development cost recovery to be down 1.8 billion yen compared to the previous year. Also, for the fiscal year ended March 2018, both the Company and Alps Electric recorded an increase in earnings.

No	Questions from Oasis	Views of the Company
1-3
When calculating the Company’s enterprise value, that would serve as the basis of calculating the share exchange ratio, using DCF analysis, on what grounds did the Company’s    management, directors, and the third-party committee believe that a discount rate of 7.7%-8.8% was an appropriate level in light of the risk premium and risk-free rate of the shares in the current stock market?

•       SMBC Nikko’s financial analysis dated July 27, 2017 uses the weighted average capital cost (WACC) as the capital cost in its DFC analysis, and the cost of equity was estimated based on CAPM using data provided by an independent information vendor.

•       Alps Electric’s capital cost was also estimated using the same methodology, but the end result is that the Company’s capital cost is lower than Alps Electric’s capital cost (8.3%-9.3%).

1-4
Considering the Company’s underlying high growth, why did the Company’s management, directors, and the third-party committee believe that it was appropriate for the period of the earnings forecast that serves as the basis for calculating the share exchange ratio to be three years?  Considering that the earnings forecast period is normally five years in DCF analysis it gives rise to suspicions that by shortening the growth period, it has been arbitrarily manipulated in order to make the terminal value (the terminal value reflects the enterprise value after the earnings forecast period) of the Company low.  Please provide an explanation regarding this point.

•       There are various arguments regarding the forecast period used in DCF analysis, and we cannot definitively say that a certain period is the norm. However, the Company recognizes that in practice, when calculating enterprise value, the normal treatment is to use a period for which one can make reasonable forecasts on a certain basis.

•       In light of the above, the Company used in the DCF analysis the financial forecasts for three fiscal years as the period of financial forecasts that ensures certain level of reliability, which accords with the period set for the medium term business plan of the Companies.  There is no such fact that the Company arbitrarily manipulated the calculation to keep the terminal value low.

•       The period of such financial forecasts already takes into account the immediate favorable business orders situation and the effect of development investment efficiency improvement, etc. at the Company, and we have assumed that the results for the third year, when the direct effects of these factors settle down, will continue from the fourth year onwards.

1-5
Did the Company’s management, directors, and the third-party committee questioned using Pioneer and JVC Kenwood as comparable companies despite the fact that they both recorded losses?  If so, why did they accept it?  If not, why didn’t they view it as an issue?

•       With respect to the selection of comparable companies in a comparable company analysis, our understanding is that there are various approaches, such as which factors to focus on, when determining similarity.  Based on an explanation from SMBC Nikko, the Company believes that comparable companies in this case were appropriately chosen based on objective and reasonable standards by using an independent database, and used the perspectives of “similarity of business content” and “whether there are special circumstances such as irregularities in the generation of the share price”.

•       The Company’s views regarding the objective and reasonable nature of the selection of comparable companies is as disclosed in the Q&A Press Release Dated December 4, 2017

No	Questions from Oasis	Views of the Company
2-1-1
The Company claims that it cannot distribute a significantly increased dividend because ensuring a stable financial foundation is essential for maintaining ongoing business with customers.  However, companies such as Clarion and JVC Kenwood operate OEM business utilizing debts, which shows that leveraging does lead immediately to a loss of stability in financial foundation.  In light of this, we believe that by utilizing interest-bearing debt, the Company could distribute the dividend we proposed without an adverse effect on its OEM business.  However, there is no sign of this approach had been considered in the materials released by the Company.  Why did the Company state the risk of a shortfall of funds and an opinion contrary to the strategies of companies that the Company itself claimed are comparable  companies in its convocation notice without considering such an approach?

•       The Company believes that one of the factors behind the Company’s relatively stable financial results compared to comparable companies is its stable financial foundation.  Therefore, considering characteristics of the Company’s business, Oasis’s claim that the Company could utilize interest-bearing debts without an adverse effect on its OEM business is not suitable for the Company’s business.

•       Furthermore, obtaining funding using interest-bearing debt needs to take into account (i) the transaction cost when obtaining the liabilities and the impact of interest payments on cash flows and (ii) the risk of business partners to be concerned about the possibility of bankruptcy due to increase in interest-bearing debt.  From the perspective of managing the liquidity of cash at hand as well, the Company believes that its current financial policies and capital structure based thereon are appropriate in light of stable sustainability of the Company’s business.

•       For these reasons, distributing significantly increased dividends by debt financing could become a factor that destabilizes the Company’s financial foundations, and such an approach is not currently being contemplated by the Company in terms of its financial policies.

•       Please note that the explanations in its disclosed materials merely state the Company’s stance on financial strategies relating to business sustainability and stability, and are not meant to criticize  the strategies of other companies.

2-1-2	Why does the Company believe that it is appropriate for the Company not to utilize debt financing despite the fact that Alps Electric does utilize it?
•       Although Alps Electric is the Company’s parent company, the Company has always managed its operations pursuant to capital policies in response to the operating environment, as an independent listed company.  It is natural that the Companies’ capital policies differ, and the Company do not believe that avoiding interest-bearing debt is an inappropriate policy strategy.

•       As per the Company’s view to 2-1-1 above, the Company believes that its current financial policies and capital structure based thereon are appropriate in light of stable sustainability of the Company’s business.

2-2
Given that Japan’s Corporate Governance Code requires the cost of capital to be accurately identified (Principle 5.2.),  did the Company accurately identify the cost of capital when deciding to conduct the recent additional investment in Neusoft Reach Automotive Technology (Shanghai)?  If so, please disclose the cost of capital.

•       Underwriting the capital increase for Neusoft Reach by the Company, the outlook for the Chinese automobile industry, business plans, and the analysis of investment profitability, etc. were thoroughly examined by the relevant departments of the Company, and then deliberated and decided by the Board of Directors.

•       The Company does not disclose the details of individual business deals as its policy.

No	Questions from Oasis	Views of the Company
2-3
Despite Alps Electric’s earnings barely achieving the earnings forecasts for the fiscal year ended March 2018 and the earnings forecast for the fiscal year ending March 2019 showing a fall in earnings, Alps Electric increased its dividend by 35%.  On the other hand, the Company decided not to increase its dividends despite exceeding its original operating income forecast by 111% and its net profit exceeding the original forecast by 1,066%.  Please explain why the Company’s management and its directors still claim that this is reasonable not to increase dividend considering the impact on the Share Exchange Ratio.

•       The Company, as an independent listed company, has been decided its own dividends policy. As stated in the Company’s convocation notice, the Company has adopted the basic policy of determining the distribution of profits through an approach that considers the balance between “return of profits to shareholders,” “proactive capital investment in equipment, research and development to strengthen competitiveness,” “and retaining internal reserves for future business growth.”

•       Furthermore, to aim at  stable medium- to long-term dividends rather than single year performance, the Company planned to distribute dividends of 30 yen per share for the fiscal year ended March 2018 – the same as the previous year – despite the fact that net profit was expected to be 800 million yen in the initial plan for the fiscal year.  Consequently, the trend for dividend payout ratio for the fiscal year was approximately 22% due to the upward revision of earnings, but the Company proposed and paid a dividend of 15 yen per share for the year-end dividend and total dividends of 30 yen per share for the year, as per the Company’s initial dividend policy.

•       The approximate amounts of expected dividend for the period ending March 2019 of the Companies were also taken into account in the financial forecast examination disclosed in the Examination Results Press Release Dated February 27, 2018.

3
In the Company’s press release “The Company’s Opinion on ISS’s Report Concerning the 52nd Ordinary General Meeting of Shareholders” dated June 8, 2018, you explain that “investment securities held by the Company are necessary strategic investments for the purpose of maintaining smooth commercial relationships in the medium- to long-term in the industry in which the Company belongs.”  Could you please let us know what investment securities this specifically refers to?  How were they handled in the financial analysis by SMBC Nikko Securities Inc. (“SMBC Nikko”)?  Were they included in the operating assets as operating cash, or were they treated as non-operating assets?  Please provide the details.

•       The Company’s investment securities are primarily the securities of business partners held continuously in the long-term to maintain and strengthen business relationships and shares and investment in our partner since incorporation, China’s NEUSOFT (Neusoft Group, Neusoft Holdings, and Neusoft Reach).  All of these shares, etc. are essential for the continuation of our business, and at this time we believe that it is not appropriate to sell them.

•       Honda Motor Co., Ltd., whose shares make up the majority of the Company’s strategic shareholdings, is our biggest Japanese automobile manufacturer customer, and is positioned as our most important customer.

•       In the process of analyzing the share exchange ratio, SMBC Nikko treated major investment securities, including shares of affiliated companies, as non-operating assets, and appropriately incorporated them into its analysis after taking into account the tax effects.

No	Questions from Oasis	Views of the Company
4-1
Japan’s Corporate Governance Code requires the Company to specifically examine whether the benefits and risks from cross-shareholdings (i.e. strategic shareholdings) cover the company’s cost of capital, and to disclose the results of such assessment (Principle 1.4).  Please explain specifically what degree of benefits and risks are used as the basis for determining the appropriateness of each such holding.

•       The Company’s approach regarding whether strategic shareholdings are appropriate is stated in the Company’s Corporate Governance Policy as below.

•       “The Company does not have cross-shareholdings in principle, except in cases where cross-shareholdings are deemed to lead to improvement of the Company’s corporate value in the medium- to long-term, including cases of execution of the Company’s business strategy and strategic partnership for the purpose of strengthening relationships with business partners.”

4-2
Does the Company believe that its relationship with Honda Motor Company (“Honda”) would deteriorate if the Company did not have strategic shareholdings of Honda shares?  To put it another way, do you believe that the products the Company currently supplies to Honda have quality or pricing at a level such that Honda would not purchase them if the Company did not hold Honda shares?

•       The Company would like to withhold comment with respect to the quality and pricing of products for specific customers.

•       The Company’s judgment is that its current strategic shareholdings are linked to the medium- to long-term improvement of the Company’s enterprise value.

5
The Company claims that the share exchange ratio is fair.  If the Company truly believes that, are you able to disclose the financial analysis report relating to the share exchange ratio?  If so, please let us know the approximate timing.  If you cannot disclose it, please explain the reasons, including from the perspective of comparing the disadvantages for the Company in disclosing it and the disadvantages to ordinary shareholders of not being able to use the financial analysis report as the basis of their decision.

•       The valuation results for each analysis methodology were disclosed in the Business Integration Press Release Dated July 27, 2017 in accordance with the Tokyo Stock Exchange’s timely disclosure standards and guidelines, as well as being disclosed in detail in the Q&A Press Release Dated December 4, 2017.  Please refer to the details of such press releases.

•       The Company appreciates your understanding that, irrespective of discussions of the pros and cons of disclosure, we cannot disclose the actual financial analysis report of the Share Exchange Ratio due to our obligation of confidentiality to SMBC Nikko.

No	Questions from Oasis	Views of the Company
6-1
Please explain the extent of the synergies expected from the business integration between the Company and Alps Electric.  Please provide a detailed explanation with specific figures indicating to what extent the expected sales and cost synergies, and the results thereof, will serve to improve enterprise value.  If you have not examined the synergies using specific figures, please provide a detailed explanation of the numerical basis for determining that the share exchange ratio is reasonable.

•       With respect to the synergies of the Business Integration, synergies including the creation of new business with sales of 150 billion yen and cost reductions of over 4 billion yen due to streamlining of purchasing functions are expected, as disclosed in the press release “Progress on the Business Integration between Alps Electric and the Company, and the Directors After the Business Integration” dated April 26, 2018 and the press release “Summary of Financial Results for the Second Quarter of the Fiscal Year Ending March 2018” dated October 30, 2017.

•       The Company’s opinion and details of synergies when calculating the Share Exchange Ratio are as disclosed in the press release “Summary of Financial Results for the Second Quarter of the Fiscal Year Ending March 2018” dated October 30, 2017, the Q&A Press Release Dated December 4, 2017, and the Opposing Opinion to Shareholder Proposals Press Release Dated May 9, 2018.

6-2
What alternative proposals do you have in the event that the integration is opposed?  If there is no alternative proposal, our concern is that discussions were carried out on the assumption that the integration was a fait accompli, so please also provide an explanation of the reasonable basis for determining that no alternative proposal was necessary.
• We would like to withhold answering to hypothetical questions, but there is no truth to the claim that discussions were held based on the assumption of the integration as a fair accompli.
6-3	Has there been any difference of opinion between outside directors and executive directors (executives of management) of the Company?
•       There were various discussions by the Board of Directors, but as stated in the Business Integration Press Release Dated July 27, 2017, the Examination Results Press Release Dated February 27, 2018, and the Transaction Structure Amendment Press Release Dated February 27, 2018, the resolution regarding the Business Integration was passed unanimously by all of the board members who participated in voting.  In the process of discussing the Business Integration, there were questions and opinions from various perspectives by each outside director, from the viewpoint independent from the Company management, and the Company believes that the Board of Directors conducted exhaustive, effective discussions.

6-4
If you believe that the price proposed by Alps Electric is fair, if there were a share purchase proposal of 2,200 yen per share, which exceeds the theoretical share value calculated using the share exchange ratio by 18%, would the Company allow the party making that proposal to conduct due diligence?

•       We would like to withhold answering to hypothetical questions, but as stated in the Q&A Press Release Dated December 4, 2017, if there were a proposal such as suggested in the question, the Company would give it serious consideration.

No	Questions from Oasis	Views of the Company
7-1	Was Mr. Hideo Kojima acquainted with any other members of the third-party committee from before the third-party committee was established?	• We confirmed with Mr. Kojima that he was not acquainted with any of them.
7-2
Who recommended the current third-party committee members when committee members were being appointed?  How were they appointed?  Also, which officers and employees of Alps Electric and the Company did third-party committee member candidates meet before their appointment was confirmed?

•       With respect to members other than Mr. Kojima, an outside expert introduced multiple potential candidates, and they were appointed by the Company’s Project Team, taking into account factors such as their work history, practical experience, and independence from the Company and Alps Electric.  Staff from the Company’s Project Team interviewed the committee candidates before they were appointed.

•       With respect to Mr. Kojima, in light of his lengthy experience as an outside director of the Company, the Company’s Project Team appointed him as a suitable person who could discuss the issues at the Third-party Committee from the perspective of circumstances at the Company.

•       Please note that the Company’s Project Team did not include any members with a special interest in Alps Electric, and Alps Electric did not participate in the introduction or appointment of the Third-party Committee member candidates.

7-3
Did any member of the third-party committee have any personal or business contact with any officer or employee of Alps Electric, Alps Logistics Co., Ltd. (“Alps Logistics”), or the Company before they were appointed to the third-party committee?  Please disclose the details.

•       Mr. Shunsuke Teragaki and Mr. Toshikazu Nakazawa had no contact with Alps Electric, Alps Logistics, or the Company before their appointment to the Third-party Committee.

•       Mr. Kojima served as a signing auditor of Alps Electric and Alps Logistics from 2001 until the fiscal year ended March 2006.  From June 2011 he served as a statutory auditor of the Company, and when the Company transitioned to a company with audit and supervisory committee in June 2016 he was appointed as a director who is an audit and supervisory committee member of the Company, in which position he still serves.

7-4	Please disclose the compensation plan and terms for members of the third-party committee.	• We are unable to disclose the details of compensation or terms due to obligations of confidentiality.
8-1	Please disclose such compensation plan and terms for SMBC Nikko to provide the financial analysis regarding the share exchange ratio.	• We are unable to disclose details of compensation or terms due to obligations of confidentiality.

No	Questions from Oasis	Views of the Company
8-2	Please let us know the total compensation the SMBC Group received from the Company, Alps Electric, and Alps Logistics for the last four years.	• We are unable to disclose due to obligations of confidentiality to the SMBC Group, including SMBC Nikko.
9
Because the share exchange ratio has numerous issues, as pointed out in question 1 above, the Company’s ordinary shareholders will incur a loss if the share exchange is conducted as is.  Do the candidates in Proposal 2 and Proposal 3 still recommend the business integration in spite of this?  If they do continue to recommend the integration, please explain their reasonable basis for continuing to recommend it while knowing that minority shareholders will incur a loss, together with the view of each candidate with respect to their duty of care of a prudent manager and duty of loyalty as directors.  If they relied on advice from any outside experts, please disclose the materials on which the decision was based.

•       As responded to question 1-1, the Company considers that the Share Exchange Ratio to be appropriate and discussing the appropriateness of the Share Exchange Ratio solely based on the current market share value of the Companies.

•       Therefore, the Company does not consider that the minority shareholders of the Company will incur a loss as suggested by Oasis.

•       Although the Company does not currently envisage amending or revising the Business Integration, our position is to continue to constantly monitor the situation, and will examine it as necessary.

10
Did Mr. Hideo Kojima have any personal or business contact with any officer or employee of Alps Electric, Alps Logistics, or the Company from 2007 until he was appointed as a Corporate Auditor of the Company in 2011?  Please disclose the details.

•       After 2006, Hideo Kojima had communication with Alps Electric’s responsible director at the time relating to the replacement and succession when he was replaced as the designated partner and engagement partner of Ernst & Young ShinNihon LLC, Alps Electric’s accounting auditor.  Subsequently, as Executive Vice President at Ernst & Young ShinNihon LLC, he visited Alps Electric and Alps Logistics once a year for around two years after that time for the purpose of client satisfaction surveys conducted by Ernst & Young ShinNihon LLC.

No	Questions from Oasis	Views of the Company
11
Did Mr. Satoshi Kinoshita, candidate for Outside Director who is an Audit and Supervisory Committee Member, have any personal or business contact with any officer or employee of Alps Electric, Alps Logistics, or the Company before this ordinary general meeting of shareholders?

•       Tungaloy Corporation is from the same city as the Company (Iwaki City), and Mr. Kinoshita has had contact with the Company’s officers and employees at events such as meetings of local business operators and supply meetings held by automobile manufacturers.

•       Alps Travel Service holds an annual golf competition as a “thank you” to its customers, and because Tungaloy Corporation is also a customer of Alps Travel Service, he has had contact with officers and employees of Alps Electric, Alps Logistics, and the Company.

•       He has had contact with officers and employees of the Company and Alps Electric when requested to stand as a candidate director who is an audit and supervisory committee member of the company and director who is an audit and supervisory committee member of ALPS ALPINE CO., LTD.

•       Tungaloy Corporation, where Satoshi Kinoshita serves as President and CEO, has transactions with the Company’s consolidated subsidiary such as sales.  The amounts of these transactions, however, constitute below 1% of the Company’s consolidated net sales of the most recent fiscal year of the Company and the Company’s consolidated subsidiary or Tungaloy Corporation, not amounting to the pecuniary significance in the independence criteria.  The Company has therefore determined that Mr. Satoshi Kinoshita has sufficient independence.

2. Questions from the Individual Shareholder and the Company’s Responses Thereto

No	Questions from the Individual Shareholder	The Answers from the Company
1.1
What was the rationale, in terms of corporate finance theory, for the Company’s management, the directors, and the third-party committee determining that the approach used to estimate the necessary operating cash is mainstream and correct?

•       This is also related to the Individual Shareholder’s next question, 1.2. In the 2012 dissertation “Issues in DCF Method to Evaluate Enterprise Value and Equity Value” by Professor Nishiyama Shigeru of Waseda University, He maintains that “the method is mainstream, and theoretically preferable, where cash necessary for business is treated as operating cash and excess cash that exceeds the level necessary for business as non-operating assets”.

•       In the analysis at the time of the public announcement of the Business Integration in July 2017, approximately 30 billion yen of cash was considered as necessary operating cash based on the financial conditions as of March 2017. Given the circumstances below and the past operational experience, the company is of the understanding that approximately 35 billion yen is considered as necessary operating cash based on the scale of sales in the period ended March 2018. If cash balance became shorter than the necessary amount, there would be concerns of a lack of operating cash and capital for a credit contraction due to a disastrous event of the like, and, as a result, continuity and stability of the Company’s business would be threatened.

✓      Overseas sales exceed 85% of total sales, and, to   smoothly run and expedite distribution, production, procurance, and other operations in each region, the Company believes that the main overseas local subsidiaries need to constantly secure certain amount of necessary operating cash as cash and deposits denominated in various currencies, such as US dollar, euro, yuan, and yen.

✓      Of the cash and deposits (approximately 53.7 billion yen) recorded on the consolidated balance sheet of the Company as of March 2018, the proportion of cash and deposits held domestically is approximately 30%, and the remainder is held at each hub as cash and deposits at an appropriate level required for business operations.

•       The details of the Company’s approach to necessary operating cash is as stated in the Q&A Press Release Dated December 4, 2017, and the Opposing Opinion to Shareholder Proposals Press Release Dated May 9, 2018.

No	Questions from the Individual Shareholder	The Answers from the Company
1.2
The Company’s board of directors stated that a methodology not listed in Professor Nishiyama’s dissertation is the prevailing methodology, and claim in the convocation notice that methodologies stated in the professor’s dissertation asserted by the shareholder proposal are not appropriate.  This fails to address the concern that it will be misleading.  Please provide a specific explanation of your approach.

•       With respect to the approach concerning necessary working capital, this response assumes that the question is being asked in relation to the 2012 dissertation “Problems in DCF Method to Evaluate Enterprise Value and Shareholders Value” by Professor Nishiyama Shigeru of Waseda University. In Professor Nishiyama Shigeru’s dissertation, which the Individual Shareholder is using as a foundation, it is argued that “the method of handling cash necessary for business operations as working capital and the method of handling surplus capital as non-business assets is the logical and mainstream approach”.

•       Further, in the same manner, in relation to “conjecturing methods for necessary cash” the dissertation goes no further than stating that “2 to 3% of sales” are “believed to be one standard”, and, rather, it argues that “the cash level required for business operations changes depending also on the industry, the corporation, the economic environment, and the like, so it is necessary to go forward by conducting comprehensive evaluations that also include those”.

•       The Company believes that it is essential to employ a method for estimating cash and deposits that appropriately grasps the true state of the company’s management and estimated the necessary cash and deposits based on the foundation stated in the response to question 1.1 above, and this approach is in agreement with the gist of Professor Nishiyama Shigeru’s dissertation.

•       Therefore, the Company does not consider that the description in the Company’s convocation notice misleading even in light of the dissertation by Professor Nishiyama Shigeru that the Individual Shareholder uses as the basis of the question.

1.3
I believe that it is all the more necessary to use methods that eliminate arbitrariness in transactions such as this that involve conflicts of interest.  Was the third-party committee aware of the arbitrary nature of the calculation methodology, and did they give advice to such effect?  If they did not give advice to such effect, why was it not provided?

•       As responded to question 1.2, the Company considers that the method of calculation is not arbitrary even in light of the dissertation by Professor Nishiyama Shigeru that the Individual Shareholder uses as the basis of the question.

•       As is stated in the Q&A press release dated December 4, 2017, in relation to the calculation of the share exchange ratio by SMBC Nikko Securities, together with sufficiently engaging in question-and-answer sessions with the Company regarding each company’s business plans and financial forecasts prepared by the Company and Alps Electric on which the analysis of the share exchange ratio is premised, the third-party committee verified the details of the calculation based on, for example, investigative results provided by experts in law, accounting, and taxation appointed by the company. Further, together with requesting SMBC Nikko Securities to provide a sufficient explanation of the analysis techniques and the prerequisites thereto in relation to the share exchange ratio calculation, the third-party committee conducted sufficient question-and-answer sessions with SMBC Nikko Securities. In addition to these examinations, after comprehensively considering not only the details of the share exchange ratio calculation by SMBC Nikko Securities but also points such as whether SMBC Nikko Securities has independence and interests, the third-party committee submitted to the Company a report that clearly indicates that “No contrived elements exist, and no unreasonable points were recognized in the share exchange ratio calculation used.”

No	Questions from the Individual Shareholder	The Answers from the Company
1.4
It is commonly known that in transactions involving conflicts of interest, directors may make a decision that favors one party over the other, and I believe that the third-party committee was established to prevent this, but in light of question 1.3, do you believe that the Company’s third-party committee fulfilled that function?

•       As is stated in response question 1.3 above, the third-party committee was committed to conducting sufficient discussions and examinations, and the Company believes that the third-party committee fulfilled its function.

1.5
Ultimately, due to the concern of the Company’s board of directors being misleading, and having examined whether the judgment and advice of the third-party committee was possibly insufficient, can you say that the board of directors and the third-party committee performed their functions appropriately?  If you claim that they did perform their functions appropriately, please also explain the rationale for your opinion.
• The same as is stated above.
1.6
If the Company’s third-party committee was not able to provide advice and exercise judgment with sufficient independence and expertise, concerns as to there being an issue with the price determination process cannot be resolved because committee members were appointed by the Company’s board of directors.  Please provide your opinion on this aspect.
• The same as is stated above.
2.1
I assume that, as a matter of course, expected synergies of the business integration to be considered in the DCF analysis were discussed internally.  Please let us know to what extent of expected synergies were taken into account to the discussions.  If discussions of specific amounts were not held, how did you reach the conclusion that the current share exchange ratio is appropriate?  If you followed advice provided by outside experts, please disclose the documents used as the basis.
• The Company’s view regarding the expected synergy effect has already been provided in the previous question (question 6-1 asked by Oasis).

No	Questions from the Individual Shareholder	The Answers from the Company
2.2
I understand that the Company’s view is that normal practice is to use financial forecasts not incorporating the implementation of the business integration (not use expected synergies) under the DCF analysis. However, was the Company aware that, although not in many cases, there are actual cases where business integrations are conducted based on financial forecasts incorporating the synergies of business integrations, etc. like described above?  If the Company was not aware of this, did the Company investigate the possibility thereof?  If the Company did not investigate such possibility, please provide an explanation as to why that was determined as reasonable.

•       In case of making a wholly-owned subsidiary through a share exchange, the Company understands since it will be possible for minority shareholders of the acquired company to enjoy expected synergy effect through an increase in the share price of the acquiring company, the standard practice of corporate evaluation is to prepare financial forecasts on a standalone basis (i.e., without including synergy effects).

•       The Company understands that of the 24 cases of share exchange between listed companies in Japan from December 2015 (inclusive) until the public announcement of the Business Integration, there is one case in which it was publicly announced that the synergy effect was included in financial forecasts.  However, the Company understands that, in such case, bailout of a company was the purpose of the share exchange and accordingly, the situation is significantly different from the Share Exchange.  Based on its own research, the Company understands that aside from that one case, there is no other case of a share exchange where synergy effects were incorporated in the financial forecasts.

2.3
Despite the fact that there are cases where synergies were incorporated in DCF analysis, the Company explained as if incorporating synergies is uncommon.  Please explain the reasons behind such a statement that include risks of misleading ordinary shareholders.
• Facts relevant to the concern mentioned in the question do not exist.

No	Questions from the Individual Shareholder	The Answers from the Company
3.1
If we follow the logic of the Company’s explanation, even though there may be a difference in the degree of the amount, Alps Electric increasing their dividend distribution by 35% is an act that is disadvantageous to the Company’s shareholders when considering the share exchange ratio, and the Company has therefore explained by themselves that the possibility of it being necessary to re-examine the share exchange ratio has increased. Please explain the position of the Company’s board of directors with respect to such possibility.

•       As is stated in the Examination Results Press Release Dated February 27, 2018, the company conducted verifications based on the most recent financial forecasts of the company and Alps Electric as of February 2018. The Company believes that because the dividend amount pertaining to the dividend agenda item presented by Alps Electric at the 85th ordinary general meeting of shareholders was factored into Alps Electric’s financial forecasts used as a basis for the verification, the amount of dividend would not cause necessity to re-examine the share exchange ratio.

•       Further, the approximate amount of expected dividend for the period ending March 2019 for both companies were also taken into account in the financial forecast examination disclosed in the Examination Results Press Release Dated February 27, 2018.

•      The Company understands that the dividend increase of 35% conducted by Alps Electric touched on in the question indicates the stipulating of 20 yen for the year-end dividend of the period ended March 2018 period as compared to the 15 yen year-end dividend for the period ended March 2017. On the other hand, the company would like to add the point that, regarding the inclination of the dividend for the period ended March 2018, the Company’s is at 22.2% whereas Alps Electric went no further than 15.3%, even after the dividend increase.

3.2
When you became aware of Alps Electric’s 35% dividend increase, did the Company’s board of directors consider renegotiating? Alternatively, did the third-party committee view it as an issue and provide advice, from an independent perspective? If not, with respect to the minority shareholder proposal, the Company has stated the impact on the share exchange ratio while not taking any particular issue with the proposal by the Company’s parent company. There is the concern that taking such a permissive position violates General Principle 1 of Japan’s Corporate Governance Code to secure shareholders rights and equal treatment of shareholders, etc. Aren’t there any issues from the perspective of fairness, etc.?

End

One of the parties to the Business Integration, Alps Electric, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible share exchange with the Company.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting at which the share exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about Alps Electric, the Company, the share exchange and related matters.  U.S. shareholders of the Company are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the share exchange carefully before they make any decision at the shareholders’ meeting with respect to the share exchange.  Any documents filed with the SEC in connection with the share exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of the Companies in relation to, and the benefits resulting from, their Business Integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the Companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.

The risks, uncertainties and other factors referred to above include, but are not limited to:
(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the Companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the Companies being unable to complete the Business Integration due to reasons such as the Companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the Companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.